FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan , 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            .No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

1 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 1 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
1 April 2019	435,485	2,430.00	2,412.00	2,418.65	LSE
1 April 2019	186,952	2,420.00	2,411.50	2,416.38	BATS (BXE)
1 April 2019	200,000	2,424.00	2,412.00	2,420.47	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/844541/01042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

2 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 2 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
2 April 2019	112,989	2,430.00	2,425.00	2,429.41	LSE
2 April 2019	3,457	2,426.00	2,425.50	2,425.72	BATS (BXE)
2 April 2019	18,311	2,428.00	2,426.50	2,427.59	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/845477/02042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

3 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 3 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
3 April 2019	1,103,618	2,440.00	2,421.50	2,433.71	LSE
3 April 2019	248,829	2,437.00	2,422.50	2,431.90	BATS (BXE)
3 April 2019	300,000	2,437.00	2,423.00	2,433.33	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/846382/03042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

4 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 4 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
4 April 2019	722,949	2,430.00	2,411.50	2,421.54	LSE
4 April 2019	149,308	2,422.50	2,411.50	2,416.21	BATS (BXE)
4 April 2019	89,790	2,420.00	2,412.00	2,416.04	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/847108/04042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

5 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 5 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
5 April 2019	11,607	2,445.00	2,444.50	2,444.95	LSE

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/847552/05042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

9 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 9 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
9 April 2019	100,000	2,490.00	2,476.50	2,487.66	LSE
9 April 2019	100,000	2,485.00	2,476.50	2,483.27	BATS (BXE)
9 April 2019	95,692	2,480.00	2,476.50	2,479.62	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/859058/09042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

10 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 10 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 April 2019	584,265	2,499.50	2,478.00	2,486.36	LSE
10 April 2019	137,389	2,480.00	2,478.00	2,479.32	BATS (BXE)
10 April 2019	151,234	2,485.50	2,479.00	2,484.18	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/869846/10042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

11 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 11 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 April 2019	654,098	2,499.00	2,479.00	2,488.16	LSE
11 April 2019	258,856	2,491.50	2,479.50	2,485.57	BATS (BXE)
11 April 2019	290,000	2,495.00	2,479.50	2,487.02	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/870623/11042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

12 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 12 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 April 2019	947,397	2,510.00	2,471.50	2,486.10	LSE
12 April 2019	300,000	2,500.00	2,473.00	2,486.04	BATS (BXE)
12 April 2019	150,000	2,495.00	2,472.00	2,488.30	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/871082/12042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

15 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 15 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 April 2019	1,009,657	2,486.00	2,461.00	2,469.80	LSE
15 April 2019	300,000	2,485.00	2,461.50	2,471.04	BATS (BXE)
15 April 2019	150,000	2,485.50	2,461.50	2,471.11	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/871886/15042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

16 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 16 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 April 2019	429,613	2,480.50	2,451.50	2,465.28	LSE
16 April 2019	155,403	2,470.00	2,451.50	2,462.10	BATS (BXE)
16 April 2019	66,170	2,464.00	2,453.00	2,461.34	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/872771/16042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

17 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 17 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 April 2019	308,167	2,495.00	2,476.00	2,482.23	LSE
17 April 2019	154,032	2,490.00	2,476.00	2,485.63	BATS (BXE)
17 April 2019	153,994	2,485.00	2,477.00	2,483.51	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/873527/17042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

18 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 18 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 April 2019	708,668	2,477.50	2,462.50	2,469.92	LSE
18 April 2019	158,352	2,477.50	2,462.00	2,469.79	BATS (BXE)
18 April 2019	150,000	2,475.00	2,463.50	2,470.22	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/874139/18042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

23 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 23 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 April 2019	799,098	2,529.00	2,508.00	2,518.27	LSE

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/876024/23042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

24 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 24 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 April 2019	1,027,253	2,517.00	2,467.00	2,490.45	LSE
24 April 2019	255,000	2,512.50	2,467.00	2,487.76	BATS (BXE)
24 April 2019	258,247	2,515.50	2,467.00	2,487.40	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/876751/24042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

25 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 25 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 April 2019	1,000,000	2,488.50	2,450.00	2,474.73	LSE
25 April 2019	150,000	2,488.00	2,450.00	2,474.77	BATS (BXE)
25 April 2019	134,950	2,487.50	2,453.00	2,470.66	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/877542/25042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

26 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 26 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 April 2019	1,043,650	2,471.00	2,425.00	2,448.10	LSE
26 April 2019	108,989	2,467.00	2,425.50	2,440.38	BATS (BXE)
26 April 2019	146,971	2,468.50	2,424.00	2,442.58	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/878191/26042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

29 April 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 29 April 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 April 2019	899,545	2,441.00	2,419.00	2,432.25	LSE
29 April 2019	48,000	2,440.00	2,420.50	2,432.61	BATS (BXE)
29 April 2019	99,688	2,441.00	2,419.50	2,432.12	Chi-X (CXE)

These share purchases form part of the third tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/879140/29042019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: May 1, 2019